                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2004

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F [x]               Form 40-F -

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes -                      No [x]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     Included in this report on Form 6-K are our unaudited non-consolidated financial statements as of December 31, 2003 and March 31, 2004 and for the three months ended March 31, 2003 and 2004 prepared on the basis of financial statements included in the reports we filed with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. Korean GAAP differs in significant respects from U.S. GAAP.

     These financial statements are non-consolidated, and therefore do not reflect the results of operations or assets of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted above, may be materially different on a consolidated basis. As a result, the financial information included in this report is not comparable with our consolidated financial information presented in our annual reports filed on Form 20-F.

     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.6% and 92.7% of our consolidated revenues in 2002 and 2003, respectively, and at December 31, 2002 and 2003 our non-consolidated assets were approximately 89.4% and 96.8% of our consolidated assets and our non-consolidated current assets were approximated 66.8% and 85.0% of our consolidated current assets. We can give no assurance as to what the actual ratios will be for 2004. In addition, results of operations for the first three months of 2004 may not be indicative of results of operations for the full year 2004.

     Accounting principles and their application in practice very among countries. The accompanying interim non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the accompanying interim non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

                              SK TELECOM CO., LTD.
                         NON-CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2004 AND DECEMBER 31, 2003


                                                              In millions of Korean won   In thousands of U.S. dollars (Note 2)
                                                              -------------------------   -------------------------------------
A S S E T S                                                       2004          2003         2004                       2003
-----------                                                   -----------   -----------   -----------               -----------
CURRENT ASSETS:
  Cash and cash equivalents (Note 12)                         W    12,850   W    28,393   $    11,206               $    24,761
  Short-term financial instruments (Note 12)                      132,252       100,513       115,333                    87,654
  Trading securities (Notes 2 and 3)                              620,642       858,739       541,242                   748,879
  Current portion of long-term investment securities
   (Notes 2 and 3)                                                 52,483        85,861        45,769                    74,877
  Accounts receivable - trade, net of allowance
   for doubtful accounts of W55,877 million in
   2004 and W56,805 million in 2003
   (Notes 2, 12 and 21)                                         1,422,464     1,438,836     1,240,485                 1,254,762
  Short-term loans, net of allowance for doubtful
   accounts of W609 million in 2004 and W516 million
   in 2003 (Notes 2, 5 and 21)                                     60,271        51,102        52,560                    44,564
  Accounts receivable - other, net of allowance
   for doubtful accounts of W15,775 million in 2004
   and W15,979 million in 2003 (Notes 2, 12 and 21)             1,212,653       811,496     1,057,515                   707,679
  Inventories (Note 2)                                              8,308         8,024         7,245                     6,997
  Accrued income and other                                        104,100        77,742        90,783                    67,797
                                                              -----------   -----------   -----------               -----------
  Total Current Assets                                          3,626,023     3,460,706     3,162,138                 3,017,970
                                                              -----------   -----------   -----------               -----------
NON-CURRENT ASSETS:
  Property and equipment, net (Notes 2, 6, 19 and 20)           4,358,192     4,551,626     3,800,638                 3,969,326
  Intangible assets, net (Notes 2 and 7)                        3,532,501     3,600,268     3,080,580                 3,139,677
  Long-term investment securities (Notes 2 and 3)                 859,080       855,195       749,176                   745,788
  Equity securities accounted for using the equity method
   (Notes 2 and 4)                                                693,446       563,539       604,732                   491,444
  Long-term loans, net of allowance for doubtful
   accounts of W19,282 million in 2004 and
   W19,502 million in 2003 (Notes 2, 5 and 21)                     39,081        41,591        34,081                    36,270
  Guarantee deposits (Notes 12 and 21)                            248,558       246,004       216,759                   214,532
  Long-term deposits and other (Notes 19 and 21)                   57,674        57,030        50,296                    49,734
                                                              -----------   -----------   -----------               -----------
  Total Non-Current Assets                                      9,788,532     9,915,253     8,536,262                 8,646,771
                                                              -----------   -----------   -----------               -----------
TOTAL ASSETS                                                  W13,414,555   W13,375,959   $11,698,400               $11,664,741
                                                              ===========   ===========   ===========               ===========

(Continued)

                              SK TELECOM CO., LTD.
                   NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
                      MARCH 31, 2004 AND DECEMBER 31, 2003


                                                        In millions of Korean won      In thousands of U.S. dollars (Note 2)
                                                       ---------------------------     -------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                       2004            2003            2004                      2003
------------------------------------                   -----------     -----------     ------------              -----------
CURRENT LIABILITIES:
  Accounts payable (Notes 12 and 21)                   W   773,744     W 1,117,835     $   674,757               $   974,828
  Short-term borrowings                                    575,676         728,669         502,029                   635,449
  Income taxes payable                                     405,869         399,852         353,945                   348,698
  Accrued expenses                                         366,703         401,245         319,790                   349,913
  Current portion of long-term debt, net
   (Notes 2, 8, 9, 11 and 19)                            1,134,013       1,364,264         988,936                 1,189,731
  Current portion of facility deposits                      11,972          10,824          10,440                     9,439
  Currency forward contract (Notes 2 and 22)                    22               -              19                         -
  Other (Note 21)                                          701,180         209,285         611,477                   182,510
                                                       -----------     -----------     -----------               -----------
  Total Current Liabilities                              3,969,179       4,231,974       3,461,393                 3,690,568
                                                       -----------     -----------     -----------               -----------
LONG-TERM LIABILITIES:
  Bonds payable, net (Notes 2 and 8)                     2,407,921       2,256,644       2,099,870                 1,967,946
  Long-term borrowings (Notes 9 and 19)                          -           1,633               -                     1,424
  Facility deposits (Note 10)                               41,238          44,197          35,962                    38,543
  Long-term payables - other, net of present value
   discount of W82,764 million in 2004 and
   W85,881 million in 2003 (Note 2)                        567,236         564,119         494,668                   491,950
  Accrued severance indemnities, net (Note 2)               73,867          63,663          64,417                    55,518
  Deferred income tax liabilities (Notes 2 and 17)         282,008         242,057         245,930                   211,090
  Currency swap contract (Notes 2 and 22)                    4,931               -           4,300                         -
  Other (Note 21)                                           32,131          29,834          28,021                    26,017
                                                       -----------     -----------     -----------               -----------
  Total Long-Term Liabilities                            3,409,332       3,202,147       2,973,168                 2,792,488
                                                       -----------     -----------     -----------               -----------
  Total Liabilities                                      7,378,511       7,434,121       6,434,561                 6,483,056
                                                       -----------     -----------     -----------               -----------
STOCKHOLDERS' EQUITY:
  Capital stock (Notes 1 and 13)                            44,639          44,639          38,928                    38,928
  Capital surplus (Note 13)                              2,915,964       2,915,964       2,542,918                 2,542,918
  Retained earnings:
    Appropriated (Note 14)                               4,733,936       4,743,822       4,128,313                 4,136,934
    Unappropriated                                         454,049         396,527         395,961                   345,798
  Capital adjustments:
    Treasury stock (Note 15)                            (2,047,105)     (2,047,103)     (1,785,214)               (1,785,212)
    Unrealized loss on valuation of long-term
     investment securities (Notes 2 and 3)                (160,048)       (156,948)       (139,573)                 (136,869)
    Equity in capital adjustments of affiliates
     (Notes 2 and 4)                                        90,585          41,196          78,996                    35,926
    Stock options (Notes 2 and 16)                           4,024           3,741           3,510                     3,262
                                                       -----------     -----------     -----------               -----------
    Total Stockholders' Equity                           6,036,044       5,941,838       5,263,839                 5,181,685
                                                       -----------     -----------     -----------               -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             W13,414,555     W13,375,959     $11,698,400               $11,664,741
                                                       ===========     ===========     ===========               ===========

        See accompanying Notes to Non-Consolidated Financial Statements

                              SK TELECOM CO., LTD.
                      NON-CONSOLIDATED STATEMENTS OF INCOME
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003

                                                              In millions of Korean won,        In thousands of U.S. dollars,
                                                              except for per share data       except for per share data (Note 2)
                                                            -----------------------------     ----------------------------------
                                                                2004              2003           2004                    2003
                                                            -----------       -----------     -----------            -----------
OPERATING REVENUE (Note 21)                                 W 2,400,568       W 2,242,746     $ 2,093,458            $ 1,955,826
                                                            -----------       -----------     -----------            -----------
OPERATING EXPENSES (Notes 2 and 21)
  Labor cost                                                   (150,900)         (114,660)       (131,595)               (99,991)
  Commissions paid                                             (651,940)         (525,085)       (568,536)              (457,910)
  Depreciation and amortization                                (343,203)         (315,180)       (299,296)              (274,858)
  Network interconnection                                      (167,568)         (181,112)       (146,131)              (157,942)
  Leased line                                                   (82,001)          (72,894)        (71,510)               (63,569)
  Advertising                                                   (91,645)          (92,696)        (79,921)               (80,837)
  Cost of goods sold                                               (322)           (5,087)           (281)                (4,436)
  Other                                                        (221,818)         (185,094)       (193,440)              (161,414)
                                                            -----------       -----------     -----------            -----------
  Sub-total                                                  (1,709,397)       (1,491,808)     (1,490,710)            (1,300,957)
                                                            -----------       -----------     -----------            -----------
OPERATING INCOME                                                691,171           750,938         602,748                654,869
                                                            -----------       -----------     -----------            -----------
OTHER INCOME:
  Interest income                                                19,209            11,813          16,752                 10,302
  Dividends                                                      17,529                85          15,286                     74
  Commissions (Note 21)                                           8,804            20,793           7,678                 18,133
  Foreign exchange and translation gains (Note 2)                 9,479             2,453           8,266                  2,139
  Reversal of allowance for doubtful accounts                     1,574                 -           1,373                      -
  Gain on disposal of property, equipment
   and intangible assets                                             57               281              50                    245
  Equity in earnings of affiliates (Notes 2 and 4)               23,765                 -          20,725                      -
  Other                                                           9,522            13,270           8,303                 11,572
                                                            -----------       -----------     -----------            -----------
  Sub-total                                                      89,939            48,695          78,433                 42,465
                                                            -----------       -----------     -----------            -----------
OTHER EXPENSES:
  Interest and discounts                                        (76,044)          (86,734)        (66,316)               (75,638)
  Donations                                                      (1,184)           (3,984)         (1,033)                (3,474)
  Foreign exchange and translation losses (Note 2)               (1,900)          (11,796)         (1,657)               (10,287)
  Loss on disposal of property, equipment and
   intangible assets                                             (6,672)           (2,194)         (5,818)                (1,913)
  Loss on impairment of long-term investment
   securities (Notes 2 and 3)                                         -           (16,417)              -                (14,317)
  Loss on disposal of investment assets                               -               (77)              -                    (67)
  Loss on disposal of equity securities
   accounted for using the equity method                           (806)                -            (703)                     -
  Equity in losses of affiliates (Notes 2 and 4)                      -           (11,405)              -                 (9,946)
  Loss on valuation of derivative instruments
   (Notes 2 and 22)                                              (4,953)                -          (4,319)                     -
  Other                                                         (19,279)          (16,872)        (16,812)               (14,714)
                                                            -----------       -----------     -----------            -----------
  Sub-total                                                    (110,838)         (149,479)        (96,658)              (130,356)
                                                            -----------       -----------     -----------            -----------
INCOME BEFORE INCOME TAXES                                  W   670,272       W   650,154     $   584,523            $   566,978
                                                            -----------       -----------     -----------            -----------

(Continued)

                              SK TELECOM CO., LTD.
                NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003

                                                        In millions of Korean won,            In thousands of U.S. dollars,
                                                        except for per share data           except for per share data (Note 2)
                                                        ---------------------------         ----------------------------------
                                                          2004              2003              2004                      2003
                                                        ---------         ---------         ---------                ---------
PROVISION FOR INCOME TAXES (Notes 2 and 17)             (W217,757)        (W201,480)        ($189,899)               ($175,704)
                                                        ---------         ---------         ---------                ---------
NET INCOME                                              W 452,515         W 448,674         $ 394,624                $ 391,274
                                                        =========         =========         =========                =========
NET INCOME PER SHARE
 (In Korean won and U.S. dollars) (Note 18)             W   6,147         W   5,872         $    5.36                $    5.12
                                                        =========         =========         =========                =========

        See accompanying Notes to Non-Consolidated Financial Statements

                              SK TELECOM CO., LTD.
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003


                                                             In millions of Korean won      In thousands of U.S. dollars (Note 2)
                                                             -------------------------      -------------------------------------
                                                                2004           2003           2004                         2003
                                                             ---------       ---------      ---------                   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 W 452,515       W 448,674      $ 394,624                   $ 391,274
                                                             ---------       ---------      ---------                   ---------
  Expenses not involving cash payments:
    Depreciation and amortization                              371,791         343,331        324,227                     299,408
    Provision for severance indemnities                         16,565          11,565         14,446                      10,085
    Allowance for doubtful accounts                                103           3,891             90                       3,393
    Foreign currency translation loss                            1,679          11,540          1,464                      10,064
    Loss on disposal of property, equipment and
     intangible assets                                           6,672           2,194          5,818                       1,913
    Loss on impairment of long-term investment
     securities                                                      -          16,417              -                      14,317
    Loss on disposal of investment assets                            -              77              -                          67
    Loss on disposal of equity securities accounted for
     using the equity method                                       806               -            703                           -
    Equity in losses of affiliates                                   -          11,405              -                       9,946
    Loss on valuation of derivative instruments                  4,953               -          4,319                           -
    Amortization of discounts on bonds and other                 8,780           6,647          7,657                       5,797
                                                             ---------       ---------      ---------                   ---------
    Sub-total                                                  411,349         407,067        358,724                     354,990
                                                             ---------       ---------      ---------                   ---------
  Income not involving cash receipts:
    Foreign currency translation gain                           (9,165)         (2,020)        (7,993)                     (1,762)
    Reversal of allowance for doubtful accounts                 (1,574)              -         (1,373)                          -
    Gain on disposal of property, equipment
     and intangible assets                                         (57)           (281)           (50)                       (245)
    Equity in earnings of affiliates                           (23,765)              -        (20,725)                          -
    Other                                                       (2,546)           (503)        (2,219)                       (438)
                                                             ---------       ---------      ---------                   ---------
    Sub-total                                                  (37,107)         (2,804)       (32,360)                     (2,445)
                                                             ---------       ---------      ---------                   ---------
  Changes in assets and liabilities related
   to operating activities:
    Accounts receivable - trade                                 17,389          33,361         15,164                      29,093
    Accounts receivable - other                               (401,093)       (294,145)      (349,779)                   (256,514)
    Inventories                                                   (285)            846           (249)                        738
    Deposits for group severance indemnities
     and other deposits                                          2,412           2,523          2,103                       2,200
    Accrued income and other                                   (15,981)        (32,868)       (13,936)                    (28,663)
    Accounts payable                                          (343,989)       (684,235)      (299,982)                   (596,699)
    Income taxes payable                                         6,259          28,531          5,458                      24,881
    Accrued expenses                                           (34,542)          5,258        (30,123)                      4,585
    Current portion of facility deposits                         1,147             (19)         1,000                         (17)
    Other current liabilities                                   87,038         101,000         75,903                      88,078
    Deferred income taxes                                       39,709           4,152         34,629                       3,621
    Severance indemnity payments                                (9,290)         (5,057)        (8,102)                     (4,410)
                                                             ---------       ---------      ---------                   ---------
    Sub-total                                                 (651,226)       (840,653)      (567,914)                   (733,107)
                                                             ---------       ---------      ---------                   ---------
  Net Cash Provided by Operating Activities                    175,531          12,284        153,074                      10,712
                                                             ---------       ---------      ---------                   ---------

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003

                                                               In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -------------------------     -------------------------------------
                                                                  2004           2003          2004                         2003
                                                               ---------       ---------     ---------                   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash inflows from investing activities:
    Decrease in trading securities                             W 240,628       W       -     $ 209,844                   $       -
    Decrease in current portion of long-term
     investment securities                                        36,978          40,506        32,247                      35,324
    Decrease in short-term loans                                  20,782          12,441        18,123                      10,849
    Decrease in long-term financial instruments                        -               3             -                           3
    Proceeds from sales of long-term investment securities           511         730,602           446                     637,134
    Proceeds from sales of equity securities accounted
     for using the equity method                                     868           1,107           757                         965
    Decrease in guarantee deposits                                 5,650          14,459         4,927                      12,609
    Decrease in other non-current assets                          11,162           1,103         9,734                         962
    Proceeds from disposal of property and equipment               3,354           2,362         2,925                       2,060
    Proceeds from disposal of intangible assets                        1              26             1                          23
                                                               ---------       ---------     ---------                   ---------
    Sub-total                                                    319,934         802,609       279,004                     699,929
                                                               ---------       ---------     ---------                   ---------
  Cash outflows for investing activities:
    Increase in short-term financial instruments                 (33,132)       (207,877)      (28,893)                   (181,283)
    Increase of trading securities                                     -        (343,587)            -                    (299,631)
    Increase in short-term loans                                  (2,579)         (1,200)       (2,249)                     (1,046)
    Acquisition of long-term investment securities               (11,096)         (4,330)       (9,676)                     (3,776)
    Acquisition of equity securities accounted for using
     the equity method                                           (58,415)              -       (50,942)                          -
    Increase in long-term loans                                  (24,744)         (5,430)      (21,578)                     (4,735)
    Increase in guarantee deposits and other non-current
     assets                                                      (30,383)        (36,038)      (26,497)                    (31,428)
    Acquisition of property and equipment                       (115,665)       (143,324)     (100,868)                   (124,988)
    Increase in intangible assets                                 (4,391)         (4,992)       (3,829)                     (4,353)
                                                               ---------       ---------     ---------                   ---------
    Sub-total                                                   (280,405)       (746,778)     (244,532)                   (651,240)
                                                               ---------       ---------     ---------                   ---------
  Net Cash Provided by Investing Activities                       39,529          55,831        34,472                      48,689
                                                               ---------       ---------     ---------                   ---------

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003


                                                              In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                              -------------------------     -------------------------------------
                                                                2004           2003           2004                        2003
                                                              ---------      ----------     ---------                  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash inflows from financing activities:
    Increase in short-term borrowings, net                    W       -      W1,071,326     $       -                  $  934,269
    Issuance of bonds                                           147,510         295,829       128,639                     257,983
    Other                                                         5,411           1,262         4,719                       1,100
                                                              ---------      ----------     ---------                  ----------
    Sub-total                                                   152,921       1,368,417       133,358                   1,193,352
                                                              ---------      ----------     ---------                  ----------
  Cash outflows for financing activities:
    Repayment of short-term borrowings - net                   (152,994)              -      (133,421)                          -
    Repayment of current portion of long-term debt             (224,435)         (4,434)     (195,723)                     (3,867)
    Payment of dividends                                            (20)              -           (17)                          -
    Decrease in facility deposits                                (2,958)         (1,602)       (2,580)                     (1,397)
    Redemption of bonds                                               -         (19,565)            -                     (17,062)
    Acquisition of treasury stock                                    (2)       (854,147)           (2)                   (744,874)
    Other                                                        (3,115)         (4,398)       (2,716)                     (3,835)
                                                              ---------      ----------     ---------                  ----------
    Sub-total                                                  (383,524)       (884,146)     (334,459)                   (771,035)
                                                              ---------      ----------     ---------                  ----------
  Net Cash Provided by (Used in) Financing Activities          (230,603)        484,271      (201,101)                    422,317
                                                              ---------      ----------     ---------                  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (15,543)        552,386       (13,555)                    481,718
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD             28,393           6,228        24,761                       5,431
                                                              ---------      ----------     ---------                  ----------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                W  12,850      W  558,614     $  11,206                  $  487,149
                                                              =========      ==========     =========                  ==========

        See accompanying Notes to Non-Consolidated Financial Statements

                              SK TELECOM CO., LTD.
                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003


1.   GENERAL

     SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of March 31, 2004, the Company's total issued shares are held by the following :

                                                                                           Percentage of
                                                                 Number of shares     total shares issued (%)
                                                                 ----------------     -----------------------
     SK Group                                                       19,801,717                 24.07
     POSCO Corp.                                                     4,098,496                  4.98
     Institutional investors and other minority shareholders        49,714,083                 60.42
     Treasury stock                                                  8,662,415                 10.53
                                                                    ----------                ------
                                                                    82,276,711                100.00
                                                                    ==========                ======


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards ("SKAS") No.1 through No.10, No.12 and No.13, using the same accounting policies which were adopted in preparing the annual financial statements, and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.


     a.   Basis of Presentation

          The accompanying non-consolidated financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea ("Korean GAAP"). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

          The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of W1,146.7 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2004. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.


     b.   Allowance for Doubtful Accounts

          An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.


     c.   Inventories

          Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount shall be reduced to the market value and any difference is changed to operation expenses. There was no such valuation loss for the three months ended March 31, 2004 and 2003.


     d. Securities (excluding securities accounted for using the equity method of accounting)

          Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

          Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

          Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

          Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

          Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

     e.   Investment Securities with 20% or More Ownership Interest

          Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account.


     f.   Property and Equipment

          Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

          Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4-30 years) of the related assets.

          Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.


     g.   Intangible Assets

          Intangible assets are recorded at cost, net of accumulated amortization computed using the straight-line method over 5 to 20 years. The amortization for the three months ended March 31, 2004 and 2003 was W76,554 million and W45,915 million, respectively.

          With its application for a license to provide IMT service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication ("MIC"). W650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.80% as of March 31, 2004). On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of W1,259,253 million and assumed the related long-term payable with a principal amount of W650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.


     h.   Discounts on Bonds and Long-term Payables

          Discounts on bonds and long-term payables are amortized to interest expense using the effective interest rate method over the redemption period of the bonds and long-term payables.

     i.   Valuation of Long-term Payables

          Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rates method over the redemption period.


     j.   Accrued Severance Indemnities

          In accordance with the Company's policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, at termination. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

          The Company has deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling W136,410 million and W138,839 million as of March 31, 2004 and December 31, 2003 , respectively, is deducted from accrued severance indemnities.

          In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the Korean National Pension Fund through March 1999. Such transfers, amounting to W6,037 million and W6,148 million as of March 31, 2004 and December 31, 2003, respectively, are deducted from accrued severance indemnities.

          Actual payment of severance indemnities amounted to W9,290 million and W5,057 million for the three months ended March 31, 2004 and 2003, respectively.


     k.   Accounting for Employee Stock Option Compensation Plan

          The Company adopted the fair value based method of accounting for its employee stock option compensation plan. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.


     l.   Accounting for Leases

          Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

          Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.


     m.   Research and Development Costs

          The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of W46,219 million and W47,784 million for the three months ended March 31, 2004 and 2003, respectively, and external research and development costs of W17,770 million and W16,119 million for the three months ended March 31, 2004 and 2003, respectively.


     n.   Accounting for Foreign Currency Transactions and Translation

          Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, W1,153.60=US$1 and W1,197.80=US$1 at March 31, 2004 and December 31, 2003, respectively. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.


     o.   Derivative Instruments

          The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that are resulted from the change in the fair value of derivative instruments are charged or credited to current operations.


     p.   Deferred Income Taxes

          Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.


     q.   Adoption of New Statements of Korea Accounting Standards ("SKAS")

          On January 1, 2004, the Company adopted SKAS No.10, No.12 and No.13, which are effective from the fiscal year starting after December 31, 2003. Such adoptions of new SKAS did not have an effect on the financial position of the Company as of March 31, 2004 or ordinary income and net income of the Company for the three months ended March 31, 2004.


     r.   Reclassification of Prior Period's Financial Statements

          Certain reclassifications have been made in prior period's non-consolidated financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the financial positions of the Company as of December 31, 2003 or ordinary income and net income for the three months ended March 31, 2003.

3.   INVESTMENT SECURITIES

     a.   TRADING SECURITIES

          Trading securities as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won) :

                                                   March 31, 2004                         December 31, 2003
                               -----------------------------------------------------      -----------------
                                                                                            Fair value and
                               Acquisition cost      Fair value      Carrying amount       carrying amount
                               ----------------      ----------      ---------------      -----------------
Beneficiary certificates            W620,642          W620,642           W620,642              W858,739
                                    ========          ========           ========              ========


     b.   LONG-TERM INVESTMENT SECURITIES

          Long-term investment securities as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won) :

                                                                 March 31, 2004           December 31, 2003
                                                                 --------------           -----------------
      Available-for-sale securities :
        Equity securities                                            797,178                     800,790
        Debt securities                                               15,502                      13,919
                                                                     -------                     -------
      Sub-total                                                      812,680                     814,709
      Held-to-maturity securities                                     98,883                     126,347
                                                                     -------                     -------
      Total                                                          911,563                     941,056
      Less current portion                                           (52,483)                    (85,861)
                                                                     -------                     -------
      Long-term portion                                              859,080                     855,195
                                                                     =======                     =======

          Available-for-sale equity securities as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won, except for share data) :

                                                                                                                     December 31,
                                                                          March 31, 2004                                 2003
                                               ------------------------------------------------------------------    ------------
                                                 Number       Ownership     Acquisition       Fair       Carrying      Carrying
                                               of shares   percentage (%)      cost           value       amount        amount
                                               ---------   --------------   -----------  --------------- --------    ------------
      (INVESTMENTS IN LISTED COMPANIES)
      Digital Chosunilbo Co., Ltd.             2,890,630       10.1          W   5,781         W  2,327  W  2,327      W  2,847
      Hanaro Telecom Inc.                      8,220,000        1.8             82,307           27,044    27,044        26,838
      Korea Radio Wave Basestation
      Management                                 234,150        4.5              1,171            2,365     2,365         2,669
      POSCO Corporation                        2,481,310        2.7            332,662          401,972   401,972       404,454
                                                                                                         --------      --------
        sub-total                                                                                         433,708       436,808
                                                                                                         --------      --------
      (INVESTMENTS IN NON-LISTED COMPANIES)
      Powercomm Co., Ltd.                      7,500,000        5.0            240,243           68,407    68,407        68,407
      Real Telecom Co., Ltd.                     398,722        8.3              5,981          (note 1)    5,981         5,981
      Japan MBCO                                  84,000       13.6             42,517          (note 1)   42,517        42,517
      Enterprise Networks Co., Ltd.              423,244        4.0             14,438          (note 1)   14,438        14,438
      Others                                                                    59,291   (notes 1 and 2)   35,722        35,722
                                                                                                         --------      --------
        sub-total                                                                                         167,065       167,065
                                                                                                         --------      --------
      (INVESTMENTS IN FUNDS)
      Korea IT Fund                                                            190,000          (note 1)  190,000       190,000
      Others                                                                     6,405          (note 1)    6,405         6,917
                                                                                                         --------      --------
        sub-total                                                                                         196,405       196,917
                                                                                                         --------      --------
      Total                                                                                              W797,177      W800,790
                                                                                                         ========      ========

          (note 1) As a reasonable estimate of fair value could not be made without incurring excessive costs, it is stated at acquisition cost.

          (note 2) Due to the impairment of the Company's investments in common stock of SK Group Japan Co., Ltd., CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea, an impairment loss of W20,343 million (W16,417 million, W2,300 million and W1,626 million for the first, the second and the fourth quarter of 2003, respectively) was recorded for the year ended December 31, 2003.


          The net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management and POSCO Corporation totaling W11,787 million and W14,888 million as of March 31, 2004 and December 31, 2003, respectively, were recorded as a capital adjustment.

          The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows, and the unrealized loss on valuation of investments amounting to W171,836 million as of December 31, 2003 was recorded as a capital adjustment. Based on the advice of the outside professional valuation company that there would not have been any significant change which had an effect on the fair value of Powercomm Co., Ltd. for the three months ended March 31, 2004, no additional unrealized loss (or gain) on valuation of such investments was recorded.

          Available-for-sale debt securities as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won) :

                                                                                                       December 31,
                                                                     March 31, 2004                        2003
                                                         ----------------------------------------      ------------
                                                                         Acquisition     Carrying        Carrying
                                                           Maturity         cost          amount          amount
                                                         ------------    -----------     --------      ------------
      Public bonds                                         (note 1)          W 1,246      W 1,246         W   805
      Convertible bonds of Real Telecom Co., Ltd.
       (note 2)                                           March 2007          10,656       10,656           9,514
      Convertible bonds of Eonex Technologies,
       Inc.(3rd) (note 3)                                January 2005          3,600        3,600           3,600
                                                                                          -------         -------
      Total                                                                                15,502          13,919
      Less current portion of available-for-sale
       debt securities                                                                     (3,600)         (9,514)
                                                                                          -------         -------
      Long-term available-for-sale debt securities                                        W11,902         W 4,405
                                                                                          =======         =======

          (note 1) The maturities of public bonds as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                       Maturity            March 31, 2004      December 31, 2003
                       --------            --------------      -----------------
               Within one year                 W    -                W  -
               Within five years                  825                 738
               Within ten years                   421                  67
                                               ------                ----
                                               W1,246                W805
                                               ======                ====

          (note 2) The convertible bonds of Real Telecom Corp. with a principal amount of W10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at W28,721 per share over the period from September 29, 2004 to March 29, 2005. If such bonds are converted, the Company's equity interest in Real Telecom Corp. will increase to 14.8%.

          (note 3) The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company's equity interest in Eonex Technologies, Inc. will increase to 20.4%.

          Held-to-maturity securities as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won) :

                                                                                                December 31,
                                                                  March 31, 2004                    2003
                                                 ------------------------------------------     ------------
                                                                   Acquisition     Carrying       Carrying
                                                    Maturity          cost          amount         amount
                                                 --------------   --------------   --------     ------------
      Subordinated bonds of
       SK Life Insurance Co., Ltd.                 April 2006        W50,000       W 50,000       W 50,000
      Subordinated bonds of Nate Third Special
       Purpose Company (notes 1 and 2)              May 2004               -              -         27,464
      Subordinated bonds of Nate Fourth Special
       Purpose Company (note 2)                  September 2004       25,393         25,393         25,393
      Subordinated bonds of Nate Fifth Special
       Purpose Company (note 2)                   December 2004       23,490         23,490         23,490
                                                                                    -------        -------
      Total                                                                          98,883        126,347
      Less current portion of held-to-maturity
       securities                                                                   (48,883)       (76,347)
                                                                                   --------       --------
      Long-term held-to-maturity securities                                        W 50,000       W 50,000
                                                                                   ========       ========

          (note 1) Subordinated bonds of Nate Third Special Purpose Company were early repaid in February 2004 as the Nate Third Special Purpose Company was liquidated earlier.

          (note 2) On May 2, 2003, September 4, 2003 and December 15, 2003, the
                   Company sold W577,253 million, W549,256 million and W498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to enhance the credit of bonds issued by them (See note 19.(b)).

4.   EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

     Equity securities accounted for using the equity method as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won, except for share data):

                                                          March 31, 2004                                    Carrying Amount
                                        ---------------------------------------------------              --------------------------
                                        Number of     Ownership      Acquisition  Net asset              March 31,     December 31,
                                         shares     percentage (%)     cost         value                  2004           2003
                                        ----------  --------------   -----------  ---------              ---------     ------------
SK Teletech Co., Ltd.                    6,747,421       89.1        W  80,483    W 168,817              W177,141        W104,340
SK Capital Co., Ltd.                    10,000,000      100.0           50,000       45,861 (note 1)       45,861          45,865
SK Communications Co., Ltd.              7,582,135       89.1          168,673       99,091               121,898         120,706
SK Telink Co., Ltd.                        943,997       90.8            5,296       46,326                46,326          43,452
SK C&C Co., Ltd.                           300,000       30.0           19,071      137,229               142,809          93,433
SK Wyverns Baseball Club Co., Ltd.         199,997      100.0            1,000            - (note 2)            -               -
STIC Ventures Co., Ltd.                  1,600,000       24.1            8,000        7,087 (note 1)        7,087           7,098
Paxnet Co., Ltd.                         5,590,452       67.1           26,563        5,603                25,718          25,712
VCASH Co., Ltd.                            750,000       23.2            3,750          701                   701             942
Global Credit & Information Corp.          300,000       50.0            2,410        2,061 (note 1)        2,773           2,773
WiderThan. Com Co., Ltd.                   200,000       20.0            1,000        3,188 (note 1)        3,188           3,166
DSS Mobile Communications Ltd.          10,915,000       29.5            2,494            - (note 2)            -               -
SLD Telecom PTE. Ltd.                   29,294,100       53.8           35,773       26,409 (note 1)       26,409          24,701
Skytel Co., Ltd.                         1,756,000       28.6            2,159        3,401 (note 1)        3,401           3,053
SK China Company Ltd.                       28,160       20.7            3,195        1,684 (note 1)        1,684           2,187
SK Telecom International, Inc.               1,099      100.0           17,467       19,883 (note 1)       19,883          18,963
TU Media Corp.                           7,800,000       32.1           39,000       37,995                37,995          39,000
Centurion IT Investment association                      37.5            3,000        3,126 (note 1)        3,126           3,126
SK-QC Wireless Development Fund                          50.0            6,540        5,901 (note 1)        5,901           5,906
SKT-HP Ventures, LLC                                     50.0            6,415        5,960 (note 1)        5,960           5,964
Other investments in affiliates                                         16,085              (note 3)       15,585          13,152
                                                                                                         --------        --------
Total                                                                                                    W693,446        W563,539
                                                                                                         ========        ========

(note 1) Net asset value was calculated based on the financial statements as of December 31, 2003, as the information as of March 31, 2004 was not available and the change in the Company's portion of shareholders' equity of the investee for the three months ended March 31, 2004 was not expected to be material.

(note 2) DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998. SK Wyverns Baseball Club Co., Ltd. has had a deficiency in assets since December 31, 2001.

(note 3) As allowed under Korean financial accounting standards, investments in equity securities of Aircross Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at December 31, 2003 were less than W7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                               For the three months ended March 31, 2004
                                                  ------------------------------------------------------------------
                                                   Beginning
                                                   balance or    Equity in      Equity in
                                                  acquisition     earnings        capital      Dividend      Ending
                                                      cost        (losses)      adjustments    received      balance
                                                  -----------    ---------      -----------    --------     --------
SK Teletech Co., Ltd.                               W159,267      W17,874        W     -          W  -      W177,141
SK Capital Co., Ltd.                                  45,865           (4)             -             -        45,681
SK Communications Co., Ltd                           120,718       (2,521)         3,701             -       121,898
SK Telink Co., Ltd.                                   43,452        2,874              -             -        46,326
SK C&C Co., Ltd.                                      93,433        4,341         45,635          (600)      142,809
STIC Ventures Co., Ltd.               (note 1)         7,098          (11)             -             -         7,087
Paxnet Co., Ltd.                                      25,712          (41)            47             -        25,718
VCASH Co., Ltd.                                          943         (242)             -             -           701
Global Credit & Information Corp.     (note 1)         2,773            -              -             -         2,773
TU Media Corp.                                        39,000       (1,178)           173             -        37,995
WiderThan. Com Co., Ltd.              (note 1)         3,166           49            (27)            -         3,188
SLD Telecom PTE. Ltd.                 (note 1)        24,701        2,056           (348)            -        26,409
Skytel Co., Ltd.                      (note 1)         3,053          195            172           (19)        3,401
SK China Co., Ltd.                    (note 1)         2,187         (568)            65             -         1,684
SK Telecom International Inc.         (note 1)        18,963          915              5             -        19,883
Centurion IT investment association   (note 1)         3,125            1              -             -         3,126
SK-QC Wireless Development Fund       (note 1)         5,906           (5)             -             -         5,901
SKT-HP Ventures, LLC (note 1)         (note 1)         5,964           30            (34)            -         5,960
                                                    --------      -------        -------         -----      --------
                                                    W605,326      W23,765        W49,389         (W619)     W677,861
                                                    ========      =======        =======         =====      ========

(note 1) Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2003, as information as of March 31, 2004 was not available and the change of the Company's portion of shareholders' equity of the investee for the three months ended March 31, 2004 was not material.

                                                                        For the three months ended March 31, 2003
                                                             -------------------------------------------------------------------
                                                                 Beginning      Equity in     Equity in
                                                                balance or       earnings       capital     Dividend     Ending
                                                             acquisition cost    (losses)     adjustments   received    balance
                                                             ----------------   ---------     -----------   --------  ----------
     SK IMT Co., Ltd.                                            W1,014,647      W  3,018       W      -     W   -    W1,017,665
     SK Teletech Co., Ltd.                         (note 1)          87,286         2,514              -         -        89,800
     SK Capital Co., Ltd.                          (note 1)          57,535        (3,644)             -         -        53,891
     SK Communications Co., Ltd                    (note 1)          78,752        (2,539)        (2,378)        -        73,835
     SK Telink Co., Ltd.                           (note 1)          36,395          (350)             -         -        36,045
     SK C&C Co., Ltd.                                                53,971       (10,936)       (18,637)     (600)       23,798
     STIC Ventures Co., Ltd.                       (note 1)           7,648          (717)             1         -         6,932
     Paxnet Co., Ltd.                              (note 1)          26,563          (268)             -         -        26,295
     VCASH Co., Ltd.                                                  2,008          (273)             -         -         1,735
     Eonex Technologies, Inc.                      (note 1)           4,618           (26)             -         -         4,592
     Global Credit & Information Corp.             (note 1)           2,477           211              -         -         2,688
     WiderThan. Com Co., Ltd.                      (note 1)           1,665            82              3         -         1,750
     SLD Telecom PTE. Ltd.                         (note 1)          11,076        (1,056)          (289)        -         9,731
     Skytel Co., Ltd.                              (note 1)           2,784            34           (242)        -         2,576
     SK China Co., Ltd.                            (note 1)           3,500           (22)             4         -         3,482
     SK Telecom International Inc.                 (note 1)          13,693         2,559         (1,088)        -        15,164
     Centurion IT investment association           (note 1)           3,064             4              -         -         3,068
     SKT-QC Wireless Development Fund              (note 1)           5,979            16             (1)        -         5,994
     SKT-HP Ventures, LLC                          (note 1)           6,415           (12)          (413)        -         5,990
                                                                 ----------      --------       --------     -----    ----------
                                                                 W1,420,076      (W11,405)      (W23,040)    (W600)   W1,385,031
                                                                 ==========      ========       ========     =====    ==========

(note 1) Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2002, as the information as of March 31, 2003 was not available and the change of the Company's portion of shareholders' equity of the investee for the three months ended March 31, 2003 was not material.


5.   LOANS TO EMPLOYEES

     Short-term and long-term loans to employees as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                                                                   March 31, 2004
                                                         -------------------------------------      December 31,
                                                         Short-term     Long-term       Total          2003
                                                         ----------     ---------      -------      ------------
     Loans to employees' stock ownership association       W4,616        W24,152       W28,768        W33,788
     Loans to employees for housing and other                 116            615           731            769
                                                           ------        -------       -------        -------
                                                           W4,732        W24,767       W29,499        W34,557
                                                           ======        =======       =======        =======

6.   PROPERTY AND EQUIPMENT

     Property and equipment as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                                                Useful lives
                                                  (years)               March 31, 2004         December 31, 2003
                                                ------------            --------------         -----------------
     Land                                            -                    W   444,791             W   446,574
     Buildings and structures                      30,15                    1,071,193               1,077,479
     Machinery                                       6                      8,381,696               8,348,633
     Vehicles                                        4                         21,005                  18,860
     Other                                           4                        680,983                 743,219
     Construction in progress                        -                        424,626                 309,564
                                                                          -----------             -----------
                                                                           11,024,294              10,944,329
     Less accumulated depreciation                                         (6,666,102)             (6,392,703)
                                                                          -----------             -----------
     Property and equipment, net                                          W 4,358,192             W 4,551,626
                                                                          ===========             ===========

     The government declared standard value of land owned for the purpose of taxes and policy as of March 31, 2004 and December 31, 2003 is W392,985 million and W393,683 million, respectively.

     Details of change in property and equipment for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                      For the three months ended March 31, 2004
                                     -----------------------------------------------------------------------------
                                      Beginning                                                           Ending
                                       balance    Acquisition   Disposal    Transfer     Depreciation     balance
                                     ----------   -----------  ---------   ----------    ------------   ----------
     Land                            W  446,574    W     33    (W 1,816)   W       -     W       -      W  444,791
     Buildings and structures           840,237          58      (5,852)          131       (10,349)       824,225
     Machinery                        2,625,306       4,178        (503)       46,858      (264,644)     2,411,195
     Vehicles                             3,836       2,274          (5)            -          (543)         5,562
     Other                              326,109      45,516      (1,789)     (102,342)      (19,701)       247,793
     Construction in progress           309,564      63,606           -        51,456             -        424,626
                                     ----------    --------    --------    ----------    ----------     ----------
          Total                      W4,551,626    W115,665    (W 9,965)   (W   3,897)   (W 295,237)    W4,358,192
                                     ==========   =========    ========    ==========    ==========     ==========

                                                       For the three months ended March 31, 2003
                                     ------------------------------------------------------------------------------
                                      Beginning                                                            Ending
                                      balance      Acquisition    Disposal   Transfer    Depreciation     balance
                                     ----------    -----------   ---------  ----------   ------------    ----------
     Land                            W  439,915      W     15    (W 1,386)  W      726    W        -     W  439,270
     Buildings and structures           778,832            28      (1,411)       7,607        (9,503)       775,553
     Machinery                        2,432,552        17,801        (400)     316,657      (267,254)     2,499,356
     Vehicles                             6,095           502         (90)           -          (691)         5,816
     Other                              449,091        73,571        (848)    (176,758)      (19,969)       325,087
     Construction in progress           345,063        51,407           -     (162,512)            -        233,958
                                     ----------      --------    --------   ----------    ----------     ----------
          Total                      W4,451,548      W143,324    (W 4,135)  (W  14,280)   (W 297,417)    W4,279,040
                                     ==========      ========    ========   ==========    ==========     ==========

7.   INTANGIBLE ASSETS

     Intangible assets as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                                                    March 31, 2004                  December 31, 2003
                                     --------------------------------------------   -----------------
                                     Acquisition      Accumulated      Carrying         Carrying
                                        cost         amortization       amounts          amounts
                                     -----------     ------------      ----------   -----------------
     Goodwill                        W2,335,532        (W289,489)      W2,046,043      W2,078,208
     Software development costs         212,826          (89,309)         123,517         133,833
     IMT license                      1,259,253          (31,901)       1,227,352       1,251,278
     Other                              308,688         (173,099)         135,589         136,949
                                     ----------        ---------       ----------      ----------
                                     W4,116,299        (W583,798)      W3,532,501      W3,600,268
                                     ==========        =========       ==========      ==========

     Details of changes in intangible assets for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                      For the three months ended March 31, 2004
                                       -------------------------------------------------------------------------
                                       Beginning                                                        Ending
                                        balance      Increase    Decrease   Transfer   Amortization     balance
                                       ----------    --------    --------   --------   ------------   ----------
     Goodwill                          W2,078,208     W    -       W -       W    -     (W32,165)     W2,046,043
     Software development costs           133,833        258         -            -      (10,574)        123,517
     IMT license                        1,251,278          -         -            -      (23,926)      1,227,352
     Other                                136,949      4,133        (4)       4,400       (9,889)        135,589
                                       ----------     ------       ---       ------     --------      ----------
                                       W3,600,268     W4,391       (W4)      W4,400     (W76,554)     W3,532,501
                                       ==========     ======       ===       ======     ========      ==========

                                                     For the three months ended March 31, 2003
                                    --------------------------------------------------------------------------
                                    Beginning                                                         Ending
                                     balance      Increase   Decrease    Transfer   Amortization      balance
                                    ----------    --------   --------    --------   ------------    ----------
     Goodwill                       W2,206,870     W    -      W   -      W     -     (W32,165)     W2,174,705
     Software development costs         88,303      3,766          -       14,442       (6,987)         99,524
     Other                              95,177      1,226       (167)         363       (6,762)         89,837
                                    ----------     ------      -----      -------     --------      ----------
                                    W2,390,350     W4,992      (W167)     W14,805     (W45,914)     W2,364,066
                                    ==========     ======      =====      =======     ========      ==========

     The book value as of March 31, 2004 and residual useful lives of major intangible assets are as follows (in millions of Korean won):

                                                                                              Residual useful
                                    Amount                     Description                         lives
                                  ----------     ---------------------------------------      ---------------
     Goodwill                     W2,046,043     Goodwill related to acquisition
                                                  of Shinsegi Telecomm, Inc.                      16 years
     Development costs               123,517     Software for business use                      1 ~ 5 years
     IMT license                   1,227,352     License successed from SK IMT Co., Ltd.           (note)

(note) Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

8.   BONDS PAYABLE

     Bonds payable as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                             Final       Annual interest        March 31,      December 31,
                                         Maturity year       rate (%)             2004             2003
                                         -------------   ---------------      -----------      ------------
     Domestic general bonds                   2004           5.0 - 6.0        W   900,000      W 1,120,000
              "                               2005              6.0               500,000          500,000
              "                               2006           5.0 - 6.0            800,000          800,000
              "                               2007           5.0 - 6.0            700,000          700,000
              "                               2008              5.0               300,000          300,000
              "                               2009              5.0               150,000                -
     Dollar denominated bonds (US$200,078)    2004             7.75               230,810          239,653
                                                                              -----------      -----------
     Total                                                                      3,580,810        3,659,653
     Less: discounts on bonds                                                     (44,604)         (47,495)
                                                                              -----------      -----------
     Net                                                                        3,536,206        3,612,158
     Less: portion due within one year                                         (1,128,285)      (1,355,514)
                                                                              -----------      -----------
     Long-term portion                                                        W 2,407,921      W 2,256,644
                                                                              ===========      ===========

     All of the above bonds will be paid in full at maturities.


9.   LONG-TERM BORROWINGS

     Long-term borrowings denominated in foreign currency as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                             Final          Annual interest          March          December
                Lender                   maturity year          rate (%)           31, 2004         31, 2003
     --------------------------------    -------------    -------------------      --------         --------
     Korea Development Bank                   2004          3M Libor + 3.45        US$2,239         US$4,478
     Woori  Bank                              2005        Floating rate + 0.2         2,726            4,089
                                                                                   --------         --------
     Total in foreign currency                                                     US$4,965         US$8,567
                                                                                   --------         --------
     Equivalent in Korean won                                                      W  5,728         W 10,262
     Less portion due within one year                                                (5,728)          (8,629)
                                                                                   --------         --------
     Long-term portion                                                             W      -         W  1,633
                                                                                   ========         ========

     At March 31, 2004, the London inter-bank offered rate (3M) and floating rate of Woori Bank are 1.12% and 2.21%, respectively.

     The future maturities of long-term borrowings at March 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                Long-term borrowings in foreign currency
               Year ending     -------------------------------------------
                March 31,      Foreign currency      Korean won equivalent
               -----------     ----------------      ---------------------
                  2005              US$4,965                W5,728
                                    ========                ======


10.  FACILITY DEPOSITS

     The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

     Long-term facility guarantee deposits by service type held as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won except deposit per subscriber amounts):

                                Deposit
           Service type      per subscriber     March 31, 2004     December 31, 2003
     --------------------    --------------     --------------     -----------------
     Cellular                   W200,000            W41,238            W44,197
                                                    =======            =======

     The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit (The Company has been charged for the facility insurance since August 1, 2002, for which subscribers had been charged until then). Existing subscribers who elect this option are refunded their facility deposits. As a result, the balance of facility guarantee deposits has been decreasing.


11.  LEASES

     As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the three months ended March 31, 2004 and 2003 were W37 million and W63 million, respectively. For the three months ended March 31, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

     The obligation under capital leases that was recorded as current portion of long-term debt as of December 31, 2003 was US$101,000 (Korean won equivalent: W121 million).

     As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. was transferred to the Company and the related lease expenses for the three months ended March 31, 2004 and 2003 were W261 million and W830 million, respectively. This operating lease was terminated in the 1st quarter of 2004.

12.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Australian dollars, thousands of Swiss Franc, thousands of Denmark Krone, thousands of Euros and thousands of Indonesian Rupiah):

                                                          March 31, 2004              December 31, 2003
                                                   --------------------------    ---------------------------
                                                     Foreign       Korean won     Foreign         Korean won
                                                   currencies      equivalent    currencies       equivalent
                                                   ----------      ----------    ----------       ----------
     Cash and cash equivalents                       US$3,077       W 3,549        US$1,722         W 2,062
                                                        EUR11            15           EUR17              26
                                                         GBP3             7            GBP5              10
     Short-term financial instruments               US$31,596        36,450       US$31,492          37,721
     Accounts receivable - trade                     US$1,105         1,275        US$2,552           3,057
                                                       SG$743           509          SG$743             522
     Accounts receivable - other                     US$4,844         5,588        US$4,863           5,825
     Guarantee deposits                                US$191           220          US$193             232
                                                    JPY16,337           178       JPY16,337             183
                                                                    -------                         -------
                                                                    W47,791                         W49,638
                                                                    =======                         =======
     Accounts payable                                US$4,829         5,570        US$5,166           6,188
                                                     JPY8,106            88       JPY20,606             231
                                                       HK$231            34          HK$267              41
                                                        GBP66           138          GBP304             648
                                                         SG$4             3            SG$5               3
                                                        CNY53             7          CNY140              20
                                                         AU$1             1            AU$1               1
                                                         EUR5             8           EUR10              15
                                                         CHF2             2            CHF4               4
                                                         DKK1             1            DKK1               1
                                                       IDR240             3            IDR-               -
     Obligation under capital lease
      including current portion                          US$-             -          US$101             121
                                                                    -------                         -------
                                                                    W 5,855                         W 7,273
                                                                    =======                         =======

13.  CAPITAL STOCK AND CAPITAL SURPLUS

     The Company's capital stock consists entirely of common stock with a par value of W500. The number of authorized and issued shares as of March 31, 2004 and December 31, 2003 are as follows:

                                       March 31, 2004       December 31, 2003
                                       --------------       -----------------
     Authorized shares                  220,000,000            220,000,000
     Issued shares                       82,276,711             82,276,711

     Significant changes in capital stock and capital surplus for the three months ended March 31, 2004 and the year ended December 31, 2003 are as follows (in millions of Korean won except for share data):

                                                     Number of shares
                                                          issued           Capital stock      Capital surplus
                                                     ----------------      -------------      ---------------
     At January 1, 2003                                 89,152,670              44,576            2,884,385
     Excess unallocated purchase price (note 1)                  -                   -                 (230)
     Retirement of treasury stock (note 2)              (7,002,235)                  -                    -
     Issuance of common stock for the merger with
      SK IMT Co., Ltd. (note 3)                            126,276                  63               31,809
                                                        ----------             -------           ----------
     At December 31, 2003 and March 31, 2004            82,276,711             W44,639           W2,915,964
                                                        ==========             =======           ==========

(note 1) The excess unallocated purchase price of W864,161 million for the acquisition of additional equity interest of Shinsegi Telecomm, Inc. after acquiring a majority interest in such subsidiary, was deducted from capital surplus upon the merger with Shinsegi Telecomm, Inc. dated January 13, 2002, in accordance with Korean GAAP. In addition, during the year ended December 31, 2003, the Company paid W230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note 2) The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 6, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note 3) The excess of acquired net assets over the par value of W63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to additional paid-in capital in accordance with Korean GAAP.

14.  APPROPRIATED RETAINED EARNINGS

     The details of appropriated retained earnings as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                                                          March 31, 2004       December 31, 2003
                                                          --------------       -----------------
     Legal reserve                                         W   22,320             W   22,288
     Reserve for improvement of financial structure            33,000                 33,000
     Reserve for loss on disposal of treasury stock           477,182                221,197
     Reserve for research and manpower development            776,296                559,198
     Reserve for business expansion                         3,425,138              3,908,139
                                                           ----------             ----------
     Total                                                 W4,733,936             W4,743,822
                                                           ==========             ==========

     a.   Legal Reserve

          The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

     b.   Reserve for Improvement of Financial Structure

          The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

     c. Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

          Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

     d.   Reserve for Business Expansion

          The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

15.  TREASURY STOCK

     Upon the issuances of stock dividends and new common stock and the mergers with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for W6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for W1,771,507 million through 2003 in order to stabilize the market price of its stock.

     Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company's common stock from KT Corporation for W1,853,643 million. On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was W584,646 million.

     On January 6, 2003 the Company retired 4,457,635 share of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.

     On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders' interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company's outstanding common stock for a total purchase price of W525,174 million during the period from June 30, 2003 to August 11, 2003, retired such treasury shares on August 20, 2003 and reduced unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.

     On February 20, 2004, the Company acquired fractional shares totaling 12 shares for W2 million which resulted from the merger with SK IMT Co., Ltd.

16.  STOCK OPTIONS

     On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,820 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the three months ended March 31, 2004 and 2003.

     The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the three months ended March 31, 2004 and 2003, the compensation cost to be recognized for the following period after March 31, 2004 and the outstanding balance of stock option in capital adjustment as of March 31, 2004 and December 31, 2003 are as follows (in millions of Korean won):

                                                 Recognized
                                             compensation cost                             Stock option in
                                            for the three months                         capital adjustment
                             Total            ended March 31,        Compensation      ----------------------
                          Compensation      --------------------      cost to be         March       December
         Grant date           cost           2004         2003        recognized       31, 2004      31, 2003
         ----------       ------------       ----         ----       ------------      --------      --------
     March 17, 2000          W1,533          W  -         W128            W  -          W1,533        W1,533
     March 16, 2001             237            13           19               -             237           224
     March  8, 2002           3,246           270          271             992           2,254         1,984
                             ------          ----         ----            ----          ------        ------
                             W5,016          W283         W418            W992          W4,024        W3,741
                             ======          ====         ====            ====          ======        ======

     The pro forma ordinary income, net income ordinary income per common share and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in
     2002) in estimating the value of its stock options, for the three months ended March 31, 2004, 2003 and 2002 are as follows :

                                                                       For the three months ended March 31,
                                                                       ------------------------------------
                                                                         2004          2003          2002
                                                                       --------      --------      --------
     Pro forma ordinary income (in millions of Korean won)             W669,634      W649,238      W636,130
     Pro forma ordinary income per common share (in Korean won)           6,138         5,860         5,260
     Pro forma net income (in millions of Korean won)                   451,877       447,758       443,229
     Pro forma net income per common share (in Korean won)                6,138         5,860         5,260

17.  INCOME TAXES

     a.   Details of income tax expense

          Income tax expenses for the three months ended March 31, 2004 and 2003 consist of the following (in millions of Korean won):

                                                2004            2003
                                              --------        --------
          Current                             W178,048        W197,328
          Deferred (note 1)                     39,709           4,152
                                              --------        --------
          Income tax expenses                 W217,757        W201,480
                                              ========        ========

          (Note 1) Changes in deferred tax liabilities retained to temporary difference for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                            2004           2003
                                                         ---------     ---------
    Beginning balance of deferred tax liabilities        (W242,057)    (W123,768)
    Ending balance of deferred tax liabilities             282,008       117,856
    Adjustment to the beginning deferred income
     tax liabilities based on tax return filed                (242)       20,187
    Tax effect of temporary differences arising
     from disposal and retirement of treasury stock              -       (10,123)
                                                         ---------     ---------
                                                         W  39,709     W   4,152
                                                         =========     =========

          b.   Reconciling items between accounting income and taxable income

               Reconciling items between accounting income and taxable income for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                                                   2004             2003
                                                                                ----------        ---------
         (TEMPORARY DIFFERENCES)
         ADDITIONS:
           Allowance for doubtful accounts                                      W  62,328         W  77,282
           Accrued interest income                                                  5,978             4,733
           Reserves for research and manpower development                          21,059            15,725
           Equity in losses of affiliates                                               -            11,405
           Foreign currency translation gain                                        2,802             2,159
           Depreciation                                                                 -               978
           Loss on impairment of long-term investment securities                        -            16,417
           Loss on impairment of other assets                                      16,387             8,086
           Loss on valuation of derivative instruments                              4,953                 -
           Accrued severance indemnities                                            8,002               536
           Deposits for severance indemnities                                       2,429                 -
           Other                                                                   14,257            15,744
                                                                                ---------         ---------
           Sub-total                                                              138,195           153,065
                                                                                ---------         ---------
         DEDUCTIONS:
           Reserves for research and manpower development                         (70,000)          (25,000)
           Allowance for doubtful accounts                                        (67,482)          (65,843)
           Depreciation                                                           (27,589)           (2,246)
           Accrued interest income                                                 (9,717)           (7,589)
           Foreign currency translation loss                                       (5,617)           (4,271)
           Equity in earnings of affiliates                                       (23,765)                -
           Accrued severance indemnities                                           (2,428)                -
           Deposits for severance indemnities                                      (8,002)          (44,496)
           Loss on impairment of other assets                                     (14,009)           (2,926)
           Other                                                                  (31,722)          (17,691)
                                                                                ---------         ---------
           Sub-total                                                             (260,331)         (170,062)
                                                                                ---------         ---------
        Total Temporary Differences                                              (122,136)          (16,997)
                                                                                ---------         ---------
        (PERMANENT DIFFERENCES)                                                    60,896            33,013
                                                                                ---------         ---------
        Total                                                                   W (61,240)        W  16,016
                                                                                =========         =========

c.   Change in cumulative temporary differences and deferred tax liabilities

     Changes in cumulative temporary differences for the three months ended March 31, 2004 and 2003 and deferred tax liabilities as of March 31, 2004 and 2003 are as follows (in Korean won):

     For the three months ended March 31, 2004

                                                         January 1,                                March 31,
                        Description                         2004       Increase     Decrease         2004
     -----------------------------------------------     ----------    --------     --------     -----------
     Property and equipment                              W  41,373     (W20,153)    W  3,478      W   17,742
     Allowance for doubtful accounts                        66,833       62,978       67,482          62,329
     Loss on impairment of long-term investment
      securities                                            95,269            -          250          95,019
     Foreign currency translation loss                       5,617            -        5,617               -
     Foreign currency translation gain                      (2,802)           -       (2,802)              -
     Reserves for research and manpower development       (663,702)     (70,000)     (21,059)       (712,643)
     Reserves for loss on disposal of treasury stock      (474,081)           -            -        (474,081)
     Accrued interest income                                (5,978)      (9,717)      (5,978)         (9,717)
     Equity in earnings (losses) of affiliates             (35,616)     (23,765)           -         (59,381)
     Loss on impairment of other assets                     22,459       16,386       14,009          24,836
     Loss on valuation of derivative instruments                 -        4,953            -           4,953
     Accrued severance indemnities                         148,963        8,002       20,964         136,001
     Deposits for severance indemnities                   (139,054)         624       (2,429)       (136,001)
     Other                                                  57,547       15,487       42,419          30,615
                                                         ---------     --------     --------     -----------
     Total temporary differences                         (W883,172)    (W15,205)    W121,951     (W1,020,328)
                                                         =========     ========     ========     ===========
     Deferred tax liabilities-net (note 1)               (W242,057)                              (W  282,008)
                                                         =========                               ===========

     (note 1) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of March 31, 2004. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 29.5% to 27.5%, effective January 1, 2005. As a result, 27.5% was used for measurement of a deferred tax assets or liabilities, which are attributable to temporary differences to be realized on and after January 1, 2005.

     For the three months ended March 31, 2003

                                                    January 1,                               March 31,
                   Description                         2003        Increase    Decrease         2003
     -------------------------------------------    ----------     --------    --------      ---------
     Property and equipment                          W  33,395     W  3,729    W  2,246      W  34,878
     Loss on disposal of property and equipment              -       50,842           -         50,842
     Allowance for doubtful accounts                    69,887       77,282      69,887         77,282
     Loss on impairment of investment securities       131,196       16,417      44,496        103,117
     Foreign currency translation loss                  22,701            -       4,271         18,430
     Foreign currency translation gain                 (11,437)           -      (2,159)        (9,278)
     Reserves for research and manpower
      development                                     (442,603)     (29,000)    (15,725)      (455,878)
     Reserves for loss on disposal of treasury
      stock                                           (218,097)           -           -       (218,097)
     Accrued interest income                            (4,718)      (7,604)     (4,733)        (7,589)
     Equity in earnings (losses) of affiliates         (62,363)           -     (11,405)       (50,958)
     Loss on impairment of other assets                 10,224        8,086       3,254         15,056
     Accrued severance indemnities                     115,765        1,816           -        117,581
     Deposits for severance indemnities               (115,765)        (129)          -       (115,894)
     Other                                              55,087       (6,230)      5,170         43,687
                                                     ---------     --------    --------      ---------
     Total temporary differences                     (W416,728)    W115,209    W 95,302      (W396,821)
                                                     =========     ========    ========      =========
     Deferred tax liabilities-net (note 1)           (W123,768)    W 34,217    W 28,305      (W117,856)
                                                     =========     ========    ========      =========

     (note 1) The tax effects of temporary differences which are not realizable and the net unrealizable loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of March 31, 2003.

d.   Effective tax rate

     Effective tax rates for the three months ended March 31, 2004 and 2003 are as follows (in millions of Korean won):

                                                      2003           2002
                                                    --------       --------
     Income before income tax expenses              W670,272       W650,154
     Income tax expenses                             217,757        201,480
                                                    --------       --------
     Effective tax rate                                32.49%         30.99%
                                                    ========       ========


e.   Intra-period allocation of income tax expenses

     Intra-period allocation of income tax expenses for the three months ended March 31, 2004 and 2003 is as follows (in millions of Korean won):

                                                        2004            2003
                                                      --------        --------
     Income tax expenses of ordinary income           W217,757        W201,480
     Income tax expenses of extraordinary gain               -               -
                                                      --------        --------
     Income tax expenses                              W217,757        W201,480
                                                      ========        ========

18.  NET INCOME AND ORDINARY INCOME PER SHARE

     The Company's net income and ordinary income per share amounts for the three months ended March 31, 2004 and 2003 are computed as follows (in millions of won, except for share data):

     Net income and ordinary income per share

                                                                  2004               2003
                                                               -----------        -----------
     Net income and ordinary income                            W   452,515        W   448,674
     Weighted average number of common shares outstanding       76,614,303         76,413,671
                                                               -----------        -----------
     Net income and ordinary income per share (in Korean won)  W     6,147        W     5,872
                                                               ===========        ===========

     The Company's ordinary income and net income per share amounts for the year ended December 31, 2003 are W25,876, respectively.

     The weighted average number of common shares outstanding for the three months ended March 31, 2004 and 2003 is calculated as follows:

                                                                    Number of        Weighted          Weighted
                                                                     shares       number of days   number of shares
                                                                   ----------     --------------   ----------------
     For the three months ended March 31, 2004
       At January 1, 2004                                          82,276,711         91/91           82,276,711
       Treasury stock, at the beginning                            (8,662,403)        91/91           (8,662,403)
       Purchase of fractional share related to merger
        with SK IMT Co., Ltd.                                             (12)        41/91                   (5)
                                                                   ----------                         ----------
       Total                                                       73,614,296                         73,614,303
                                                                   ==========                         ==========

     For the three months ended March 31, 2003
       At January 1, 2003                                          89,152,670         90/90           89,152,670
       Treasury stock, at the beginning                            (9,310,607)        90/90           (9,310,607)
       Purchase of treasury stock                                  (3,809,288)        81/90           (3,428,359)
       Purchase of fractional share related to merger
        with Shinsegi Telecomm, Inc.                                      (52)        57/90                  (33)
                                                                   ----------                         ----------
       Total                                                       76,032,723                         76,413,671
                                                                   ==========                         ==========

     Diluted net income and ordinary income per share amounts for the three months ended March 31, 2004 and 2003 are computed as follows (in millions of won, except for share data):

     Diluted net income and ordinary income per share

                                                                              2004            2003
                                                                          -----------     -----------
     Adjusted net income and ordinary income (note 1)                     W   452,515     W   448,674
     Adjusted weighted average number of
      common shares outstanding (note 1)                                   76,614,303      76,413,671
                                                                          -----------     -----------
     Diluted ordinary income/net income and ordinary income
      per share (in Korean won)                                           W     6,147     W     5,872
                                                                          ===========     ===========

     (note 1) In the three months ended March 31, 2004 and 2003, the assumed exercise of stock options was not reflected in diluted earnings per share as there was no diluted effect of such stock options

     The Company's diluted ordinary income and diluted net income per share amounts for the year ended December 31, 2003 are W25,876, respectively.


19.  COMMITMENTS AND CONTINGENCIES

     a. At March 31, 2004, the Company's property and equipment (land, buildings and machinery), amounting to W57,483 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank.

     b. On September 4, 2003 and December 15, 2003, the Company sold W549,256 million and W498,426 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of W12,863 million and W9,936 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 13.27% and 13.19% for Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At March 31, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were W74,537 million and W237,924 million, respectively.

     c. At March 31, 2004, the Company has guarantee deposits restricted for its checking accounts totaling W23 million.

     d. The Company's performance under a mobile network system development service contract with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and the Company's warranty obligations have been guaranteed by Citi Corp., within the limit of US$2,100,000 and SG$117,250, respectively.

     e. The Company made a contract for joint ownership of a satellite with Japan MBCO in order to enter the satellite digital multimedia broadcasting business. In accordance with the contract, the Company and Japan MBCO decided the sharing rate of joint ownership to be 34.66% for the Company and 65.34% for Japan MBCO based on a number of relay stations and coverage. The details of the contract are as follows (in millions of Japanese yen and in millions of U.S. dollars):

                                                                               Investment made
                                                                                through March     Investment to
                                                   Total        The Company's  31, 2004 by the    be made by the
                                                 investment         portion        Company           Company
                                                 ----------     -------------  ---------------    --------------
          Purchase of satellite, launching
           and insurance                          US$  202          US$   70       US$   62             US$8
          Operation of the control center         JPY4,934          JPY1,710       JPY1,710             JPY-


20.  INSURANCE

     At March 31, 2004, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won):

                  Insured                                        Risk                   Carrying value     Coverage
     ------------------------------------         --------------------------------      --------------    -----------
     Property and equipment, directors'           Fire and comprehensive liability
      liabilities and general liabilities          and other                              W5,773,492      W10,123,102
                                                                                          ==========      ===========

21.  TRANSACTIONS WITH AFFILIATED AND RELATED COMPANIES

     Significant related party transactions for the three months ended March 31, 2004 and 2003 and balances as of March 31, 2004 and December 31, 2003 were as follows (in millions of Korean won):

                                                     For the three months ended March 31,
                                                     ------------------------------------
                     Description                       2004                        2003
     -----------------------------------------       -------                     --------
     TRANSACTIONS
     SK C&C Co., Ltd.:
       Purchases of property and equipment           W20,786                      W26,280
       Commissions paid and other expenses            63,860                       57,367
       Commission and other income                     1,937                        1,718

     SK Engineering & Construction Co., Ltd.:
       Construction                                   13,000                       10,259
       Commissions paid and other expenses                 2                          328
       Commissions and other income                      219                          237

     SK Networks Co., Ltd.:
       Purchases of property and equipment               744                        1,127
       Commissions paid and other expenses            81,965                       35,723
       Commissions and other income                    3,723                          242

     SK Corporation:
       Purchases of property and equipment                 -                        4,097
       Commissions paid and other expenses             9,398                        8,220
       Commissions and other income                      469                          865

     Innoace Co., Ltd.:
       Purchases of property and equipment             1,772                          905
       Commissions paid and other expenses               127                        4,242
       Commissions and other income                       78                           52

     SK Communications Co., Ltd.:
       Purchases of property and equipment                35                        6,484
       Commissions paid and other expenses            10,705                        2,226
       Commissions and other income                    4,142                        1,436

     SK Telesys Co., Ltd.:
       Purchases of property and equipment               488                          773
       Commissions paid and other expenses               352                           22
       Commissions and other income                       89                            9

     Widerthan.com Co., Ltd.:
       Purchases of property and equipment               158                        2,120
       Commissions paid and other expenses            15,958                       10,585
       Commissions and other income                       13                           72

                  Description                                   March 31, 2004         December 31, 2003
     -----------------------------------------                  --------------         -----------------
     BALANCES
     SK C&C Co., Ltd.:
       Accounts receivable                                          W    219               W    112
       Accounts payable                                               42,662                 72,384
       Guarantee deposits received                                       346                    346

     SK Engineering & Construction Co., Ltd.:
       Accounts receivable                                                68                     92
       Accounts payable                                               14,300                 63,442
       Guarantee deposits received                                       408                     90

     SK Networks Co., Ltd.:
       Accounts receivable                                             1,174                    996
       Guarantee deposits                                                113                    113
       Accounts payable                                               59,659                 62,436
       Guarantee deposits received                                       719                    719

     SK Corporation:
       Accounts receivable                                                67                    474
       Guarantee deposits paid                                       103,720                103,720
       Accounts payable                                                9,073                  2,908
       Guarantee deposits received                                    10,194                 10,194

     Innoace Co., Ltd.:
       Accounts receivable                                            12,947                 25,640
       Guarantee deposits received                                     1,069                  1,069

     SK Communications Co., Ltd.:
       Accounts receivable                                             1,797                  4,838
       Accounts payable                                                4,394                  8,903
       Guarantee deposits received                                     8,408                  6,764

     SK Telesys Co., Ltd.:
       Accounts receivable                                                47                      2
       Accounts payable                                               18,404                 33,904

     SK Wyverns Baseball Club Co., Ltd.:
       Long-term and short-term loans                                 13,532                 13,532

     SK Life Insurance Co., Ltd.:
       Deposits for severance indemnities                             58,139                 59,613
       Guarantee deposits paid                                            60                     60
       Accounts receivable                                             1,509                  1,119
       Guarantee deposits received                                       821                    338

     WiderThan.com Co., Ltd.:
       Accounts receivable                                                14                     30
       Accounts payable                                                6,263                  9,762

22.  DERIVATIVE INSTRUMENTS

     As of March 31, 2004, the Company made (1) currency swap contracts and (2) currency forward contracts, with 3 banks including Citi Bank to reduce the foreign currency exposure in unguaranteed US dollar denominated bond with face value amounting to US$300 million issued on April 1, 2004. The Company stated currency forward and currency swap contracts at their fair value and charged gains/losses on valuation of the contracts to current operations.

     Details for valuation of currency forward and currency swap contracts are as follows (in millions of Korean won).

                                                                               Gains (losses) reflected in
                                                 Fair value                         current operations
                                      --------------------------------      ----------------------------------
                                                                             Three months        Three months
                                                                            ended March 31,    ended March 31,
                                      Mar. 31, 2004      Dec. 31, 2003           2004                2003
                                      -------------      -------------      ---------------    ---------------
                                             (22)                  -                (22)                  -
     Currency forward
     Currency swap                        (4,931)                  -             (4,931)                  -
                                          ------             -------             ------             -------
     Total                                (4,953)                  -             (4,953)                  -
                                          ======             =======             ======             =======


23.  MERGER WITH SK IMT CO., LTD.

     On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company's board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company's common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The assets and liabilities transferred from SK IMT Co., Ltd. were accounted for at the carrying amounts of SK IMT Co., Ltd.

     The condensed balance sheet of SK IMT as of April 30, 2003 and December 31, 2002 and the condensed statements of operations for the period from January 1, 2003 to April 30, 2003 and for the year ended December 31, 2002 are as follows (in millions of Korean won):

                                                    Apr. 30, 2003    Dec. 31, 2002
                                                    -------------    -------------
     CONDENSED BALANCE SHEETS
       Current assets                                 W  332,321      W  963,896
       Fixed asset                                     1,274,185       1,274,630
                                                      ----------      ----------
       Total Assets                                   W1,606,506      W2,238,526
                                                      ==========      ==========
       Current liabilities                            W    7,808      W   26,164
       Long-term liabilities                             556,444         558,107
                                                      ----------      ----------
       Total Liabilities                                 564,252         584,271
                                                      ----------      ----------
       Capital stock                                     300,000         300,000
       Capital surplus                                 1,300,020       1,300,020
       Retained earnings                                  47,192          54,235
       Capital adjustment                               (604,958)              -
                                                      ----------      ----------
       Total Stockholders' Equity                      1,042,254       1,654,255
                                                      ----------      ----------
       Total Liabilities and Stockholders' Equity     W1,606,506      W2,238,526
                                                      ==========      ==========

                                             Period from Jan. 1,       Year ended
                                            2003 to Apr. 30, 2003     Dec. 31, 2002
                                            ---------------------     -------------
     CONDENSED STATEMENTS OF OPERATIONS
       Operating revenue                          W      -               W     -
       Operating expenses                           (7,009)               (7,737)
                                                  --------               -------
       Operating loss                               (7,009)               (7,737)
       Non-operating income                         12,032                47,794
       Non-operating expenses                      (13,694)               (1,265)
                                                  --------               -------
       Ordinary income (loss)                       (8,671)               38,792
       Extraordinary gain (loss)                         -                     -
                                                  --------               -------
       Income before income taxes                   (8,671)               38,792
       Income tax benefit (expenses)                 2,961               (11,554)
                                                  --------               -------
       Net income (loss)                          (W5,710)               W27,238
                                                  ========               =======


24.  SUBSEQUENT EVENT

     In accordance with the approval of its board of directors dated March 12, 2004, the Company issued unguaranteed US dollar denominated bonds with face amounts totaling US$300 million (Korean won equivalent: W347,850 million) for US$297.8 million on April 1, 2004. The bonds bear an annual rate of 4.25% and will be repaid in full at its maturity of April 1, 2011.


25.  ECONOMIC UNCERTAINTIES

     The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.



--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SK TELECOM CO., LTD.


                                        By: /s/ Dong Hyun Jang
                                           -------------------------------------
                                           Name: Dong Hyun Jang
                                           Title: Vice President

                                        Date:  May 24, 2004